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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
                TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(a)

                             (Amendment No.    )*

                           MCK Communications, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  581243102
--------------------------------------------------------------------------------
                                (CUSIP Number)

                          033 Asset Management, LLC
                         125 High Street, Suite 1405
                         Boston, Massachusetts 02110
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               -with copies to-
                         Michael G. Tannenbaum, Esq.
                  Tannenbaum Helpern Syracuse & Hirschtritt
                        900 Third Avenue - 13th. Floor
                           New York, New York 10022
                                (212) 508-6700

                               January 4, 2002
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

    NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


---------------
    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 581243102
          ---------
 ----------------------------------------------------------------------------
   1.     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          033 Asset Management, LLC
 ----------------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (a)  [ ]
          (b)  [ ]

          Inapplicable
 ----------------------------------------------------------------------------

   3.     SEC USE ONLY

 ----------------------------------------------------------------------------

   4.     SOURCE OF FUNDS (SEE INSTRUCTIONS)

          WC, PF
 ----------------------------------------------------------------------------

   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          [ ]
 ----------------------------------------------------------------------------

   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware, USA
 -----------------------------------------------------------------------------
                        7.     SOLE VOTING POWER        1,917,900
  NUMBER OF
  SHARES              --------------------------------------------------------
  BENEFICIALLY          8.     SHARED VOTING POWER        186,900
  OWNED BY
  EACH                --------------------------------------------------------
  REPORTING             9.     SOLE DISPOSITIVE POWER   1,917,900
  PERSON WITH
                      --------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER   186,900

 -----------------------------------------------------------------------------

  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,104,800
 -----------------------------------------------------------------------------

  12. CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
          [ ]
 -----------------------------------------------------------------------------

  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.30%
 -----------------------------------------------------------------------------
                                                     *
  14.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          00
 -----------------------------------------------------------------------------

 -----------------------------------------------------------------------------

 -----------------------------------------------------------------------------

 -----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No.    581243102                                Page 3 of 5 Pages
             ---------
----------------------------------------    ------------------------------------

ITEM 1  SECURITY AND ISSUER
------  -------------------

         TITLE OF CLASS OF SECURITIES
         ----------------------------

                  Common stock $.001 par value per share (the "Shares")

         NAME AND ADDRESS OF ISSUER
         --------------------------

                  MCK Communications, Inc.
                  117 Kendrick Street
                  Needham, Massachusetts 02494

ITEM 2  IDENTITY AND BACKGROUND
------  -----------------------

(a)      033 Asset Management, LLC (the "Manager")

(b)      125 High Street, Suite 1405
         Boston, Massachusetts 02110

(c)      The Manager serves as an investment manager to investment vehicles.

(d)- (e) During the last five years, neither the Manager nor any of its principals, nor any family members of principals of the Manager who own, directly or beneficially, shares of the Issuer, to the best of its, his or her knowledge, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Delaware, USA

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
------  -------------------------------------------------
The  Manager is the  investment  manager of (i) 033 Growth  Partners I,
L.P.,  (ii) 033 Growth Partners II, L.P.,  (iii) Oyster Pond Partners,  L.P. and
(iv) 033 Growth International Fund, Ltd. (together, the "Funds"). As of January 4, 2002, the Manager caused the Funds to purchase from their respective working capital an aggregate of 1,917,900 shares of the Issuer for the aggregate purchase price of $12,662,156.






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CUSIP No.    581243102                                   Page 4 of 5 Pages
             ---------
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Additionally, principals of the Manager and their family members owned, as of
January 4, 2002, directly or beneficially, an aggregate of 186,900 shares of the Issuer which were purchased for an aggregate investment of $549,259 with their personal funds. The Manager disclaims any beneficial interest in these shares.

ITEM 4  PURPOSE OF TRANSACTION
------  ----------------------

The Manager intends to evaluate the business and business prospects of the Issuer and its present and future interest in, and intentions with respect to, the Issuer, and in connection therewith may from time to time consult with management and other shareholders of the Issuer.

Other than as described above, the Manager does not have any plans or proposals, which would result in any of the following:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      any action similar to any of those enumerated above.





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CUSIP No.    581243102                                  Page 5 of 5 Pages
             ---------
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ITEM 5  INTEREST IN SECURITIES OF THE ISSUER
------  ------------------------------------

         (a)-(b) The Manager may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 2,104,800 shares representing approximately 10.30% of the outstanding shares of the Issuer (based upon 20,426,632 shares outstanding as of April 30, 2002, as reported on the latest Annual Report on Form 10-K of the Issuer) owned by the Funds, the Trust and the IRA. The Manager disclaims any economic interest or beneficial ownership of the shares covered by this Statement.

(d)      None.

         (d)      Inapplicable.

         (e)      Inapplicable.

ITEM 6  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
------  ------------------------------------------------------------------------
        SECURITIES OF THE ISSUER
        ------------------------

                  None.


ITEM 7  MATERIAL TO BE FILED AS EXHIBITS
------  --------------------------------

                  None.

SIGNATURE
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 September 11,  2002
                                                 -------------------------------
                                                           (Dated)
                                                 /S/ LAWRENCE C. LONGO
                                                 -------------------------------
                                                           (Signature)
                                                 CHIEF OPERATING OFFICER
                                                 -------------------------------
                                                            (Title)